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                                                                 EXHIBIT 23.4(B)

To the Board of Directors
and Shareholders of
Fiskars Power Systems A/S


     We consent to the incorporation by reference in the registration statement on Form S-3 of Exide Electronics Group, Inc. of amendment No. 1 to our report March 15, 1996 with respect to the balance sheets of Fiskars Power Systems A/S as of September 30, 1995, and December 31, 1994 and 1995 and the related statements of income and retained earnings and of cash flows for the nine months ended September 30, 1995 and of the years in the three-year period ended December 31, 1995, which report appears in the Form 8-K/A of Exide Electronics Group, Inc. dated July 9, 1996 and to the reference to our firm under the heading "Experts" in the prospectus.



Copenhagen, October 28, 1996


KPMG C. Jespersen



Torben Vonsild

State Authorized
Public Accountant